Room 4561

September 20, 2006

Mr. Hassan M. Ahmed
Chief Executive Officer
Sonus Networks, Inc.
250 Apollo Drive
Chelmsford, MA 01824

      Re: **Sonus Networks, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2005
                Filed March 14, 2006
                Form 10-Q for Fiscal Quarter Ended March 31, 2006
                Filed on May 8, 2006
                Form 8-K Filed on March 13, 2006
                Form 8-K Filed on May 8, 2006
                Form 8-K Filed on August 7, 2006
                File No. 000-30229

Dear Mr. Ahmed:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note (1) Operations and Significant Accounting Policies

(i) Revenue Recognition, page F-12

1.   We note your disclosure that "VSOE is determined based upon the price charged when the same element is sold separately or established by the relevant pricing authority." Tell us in detail how you have established VSOE for <u>each</u> of the elements present in your multi-element arrangements. In this regard, address the following:

- Specifically describe the elements or type of transaction where you have relied on the price established by authorized management to establish VSOE. Note that in situations where VSOE of fair value is determined by management having relevant authority and has not yet been sold separately, the period of time until the element is expected to be sold separately should be relatively short.

- Describe the process you use to evaluate the various factors that affect your VSOE (e.g. purchase volume, competitive pricing, duration of the arrangement, region, distribution channel and specific requirements of the order). Does the price charged for the individual elements vary from customer to customer? If so, please explain how the Company determined that they can reasonably estimate fair value of each undelivered element. Tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

- Regarding post-contract technical support, do your contracts contain stated renewal rates? If yes, do your customers actually renew at those rates or are they renegotiated?

    We may have further comments based on your response.

(m) Disclosures about Segments of an Enterprise, page F-15

2.   Tell us how you considered the guidance in paragraph 10 of SFAS No. 131 in determining that you have only one operating segment. Specifically address why your various geographic regions or product and service lines are not considered separate operating segments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Exhibits 31.1 and 31.2 – Certifications Pursuant to Section 302 of the Sarbanes-Oxley
Act of 2002

3.   Note that the language of the certifications required by Item 601(b)(31) of
        Regulation S-K must be provided exactly as stated therein. See Release No. 34-
        46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar.
        5, 2005) available on our website at www.sec.gov. Please confirm that Mr.
        Ahmed and Ms. Richstone signed these certifications in their individual capacity.
        In preparing future 302 certifications, please note that the language of the
        certification may not be altered in any manner. In this regard, you should not
        include the title of the office held by the signatory in the first line of the
        certifications.

Form 8-K filed on March 13, 2006

4.   We note your presentation of condensed consolidated statements of operations
        under Item 9.01 of the Form 8-K noted above. We further note that you have
        excluded stock-based compensation from cost of revenues, gross profit and other
        operating expenses, with the result being that these amounts represent non-GAAP
        financial measures. Tell us what consideration you have given to including the
        disclosures required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K and
        Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures. At
        a minimum, tell us what consideration you gave to disclosing the substantive
        reasons why you believe that presentation of the non-GAAP financial measures
        provide useful information to investors and, to the extent material, the additional
        purposes(s) for which you use the non-GAAP financial measure. Such
        disclosures regarding the usefulness of the non-GAAP measures should separately
        address each of the measures created by your presentation. Please explain to us
        how you considered separately addressing these disclosure requirements for each
        non-GAAP measure in your current presentation.

5.   Also, tell us what consideration you have given to including a quantitative
        reconciliation of the differences between each of the non-GAAP financial
        measures disclosed with the most directly comparable GAAP financial measure
        pursuant to 10(e)(1)(B) of Regulation S-K.

Form 8-K filed on May 8, 2006

6.   We believe the non-GAAP operating statement columnar format appearing in
        your Form 8-K may create the unwarranted impression to investors that the non-
        GAAP operating statement has been prepared under a comprehensive set of
        accounting rules or principles while also conveying undue prominence to a

statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

Form 8-K filed on August 7, 2006

7.   We note the disclosures in your Form 8-K dated August 7, 2006 regarding questions over back-dating of stock options. Please tell us the current status of your review and explain what consideration you have given to the accounting and disclosure implications of SFAS No. 5, "Accounting for Contingencies" and FIN 14, "Reasonable Estimation of the Amount of a Loss." In this regard, tell us what consideration you gave to including disclosure and discussion of this issue's potential impact on the qualification of the Company's stock option plan, claims or litigation by affected option and stockholders, and possible legal or regulatory action by the Internal Revenue Service or other regulatory bodies. Also tell us how you considered filing an Item 4.02 Form 8-K to address potential non-reliance on previously issued financial information.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. A detailed cover letter greatly facilitates our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact April Coleman, Staff Accountant, at (202) 551-3458, Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief